SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 30 January 2006


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






30 January 2006

            Bank of Ireland Issue US$400 million Fixed/Floating Rate
                         Perpetual Preferred Securities


The Governor and Company of the Bank of Ireland announced today that it has priced an issue of US$ 400 million fixed/floating rate non-voting non-cumulative perpetual preferred securities (the "securities") to be issued by a Bank subsidiary and guaranteed by the Bank. The transaction is part of Bank of Ireland's normal capital management process.

The securities are perpetual but callable after 10 years, with no step-up in coupon at that point, and have been priced with a coupon of 6.107% and issued at par. This represents a margin of 160bps over the UST 4 1/2% , November 15, 2015 bond at the time of pricing. Coupons will be paid semi-annually in arrears until February 4, 2016. The securities are callable at par at the option of Bank of Ireland, subject to regulatory approval, on February 4, 2016, and on every subsequent tenth anniversary coupon date, and if not called, the coupon resets to a floating rate equal to 106 bps over three month US dollar LIBOR.

The securities were sold principally to institutional investors in the United States pursuant to Rule 144A under the U.S. Securities Act .

The securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof.


Enquiries:

Brian Kealy, Head of Capital Management                      +35386 - 6089629

Niamh O'Reilly, Investor Relations                           +3531 - 6043124

Dan Loughrey, Head of Group Corporate Communications         +3531 - 6043833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 30 January 2006